The following table sets forth certain summary consolidated financial information for the three and twelve months ended December 31, 2015 and 2014 in respect of HudBay Minerals Inc. (“Hudbay”) and its subsidiaries, certain of which are guarantors in respect of Hudbay’s $920,000,000 aggregate principal amount of 9.5% senior unsecured notes (the “Notes”) due October 1, 2020. The Notes are fully and unconditionally guaranteed, jointly and severally, on a senior unsecured basis, by Hudbay’s existing and future subsidiaries, other than unrestricted subsidiaries and certain excluded subsidiaries that include subsidiaries that own the Constancia and Rosemont projects; the Notes are guaranteed by: Hudson Bay Mining and Smelting Co., Limited, Hudson Bay Exploration and Development Company Limited and HudBay Marketing & Sales Inc.

This disclosure is being provided pursuant to Part 13.4 of National Instrument 51-102. Additional continuous disclosure relating to Hudbay can be found on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com and on the Electronic Data Gathering, Analysis, and Retrieval system (“EDGAR”) at www.sec.gov.

For the three months ending December 31:

(000's)	Guarantor - Issuer		Guarantor - Credit Supporters		Non Guarantor - Others		Consolidating adjustments [1]		Consolidated Hudbay total
	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014
Total revenue	21,909	-	334,110	337,008	198,086	-	(217,464)	(224,314)	336,641	112,694
Profit (loss) - attributable to owners	92,133	(15,695)	(8,865)	23,707	(172,642)	22,203	(166,094)	13,379	(255,468)	43,594

For the twelve months ending December 31:

(000's)	Guarantor - Issuer		Guarantor - Credit Supporters		Non Guarantor - Others		Consolidating adjustments [1]		Consolidated Hudbay total
	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014
Total revenue	21,909	-	780,994	753,526	364,574	-	(281,426)	(246,011)	886,051	507,515
Profit (loss) - attributable to owners	68,714	14,506	(26,516)	58,712	(204,028)	(14,024)	(169,598)	6,156	(331,428)	65,350

As at December 31, 2015 and December 31, 2014:

(000's)	Guarantor - Issuer		Guarantor - Credit Supporters		Non Guarantor - Others		Consolidating adjustments [1]		Consolidated Hudbay total
	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014
Current assets	60,041	75,944	116,856	207,690	256,915	171,882	1,366	5,492	435,178	461,008
Non-current assets	2,908,574	2,814,650	945,412	1,151,267	4,240,551	4,527,905	(4,050,130)	(4,103,949)	4,044,407	4,389,873
Current liabilities	34,143	37,561	128,433	156,043	213,626	173,810	1,363	6,428	377,565	373,842
Non-current liabilities	1,085,780	941,381	744,346	1,014,662	1,388,675	1,458,911	(904,071)	(1,046,973)	2,314,730	2,367,981

1 This column includes all necessary amounts to eliminate all intercompany balances between the Guarantor credit supporters and the non-guarantor others, and other adjustments to arrive at the information for Hudbay on a consolidated basis.